Exhibit 99.1

Cizzle Brands Accelerates U.S. National Exchange Listing Strategy to Drive Institutional Growth and Unlock Shareholder Value

TORONTO, ONTARIO, CANADA, October 26, 2026 - Cizzle Brands Corporation (Cboe Canada: CZZL; OTCQB: CZZLF; Frankfurt: 8YF) (“Cizzle Brands” or the “Company”), the vertically integrated sports nutrition company that is elevating the game in health and wellness, today announced a milestone in its capital markets expansion strategy: its board of directors has approved a share consolidation aimed at fulfilling a key requirement for a proposed listing of the Company’s common shares (the “Common Shares”) on a U.S. national securities exchange (the “U.S. Listing”).

Positioned for Tier-One U.S. Capital Markets

To optimize the Company’s capital structure and satisfy U.S. national securities exchange minimum share price criteria, the Company’s issued and outstanding Common Shares will consolidate on a 1-for-25 basis (the “Consolidation”).

Subject to final regulatory approval from Cboe Canada Inc. (“Cboe”), the Consolidation is scheduled to take effect on October 29, 2026 (the “Effective Date”). Post-Consolidation Common Shares are expected to commence trading on Cboe at market open on or about October 29, 2026, maintaining the existing ticker symbol “CZZL”. No fractional Common Shares will be issued in connection with the Consolidation. Any fractional interest resulting from the Consolidation will be rounded down to the nearest whole Common Share. The exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

Registered shareholders holding their Common Shares in book-entry or direct registration system form will have their pre-Consolidation Common Shares automatically exchanged for post-Consolidation Common Shares on the Effective Date and will not be required to take any action. Registered shareholders holding physical share certificates will receive separate instructions from Odyssey Trust Company, the Company’s transfer agent, regarding the exchange of their Common Shares. No action is required by beneficial holders to receive post-Consolidation Common Shares in connection with the Consolidation. Beneficial holders who hold their Common Shares through an intermediary and who have questions regarding how the Consolidation will be processed should contact their intermediary.

Executive Leadership Commentary

“Preparing for a U.S. national securities exchange listing represents a pivotal transformation for Cizzle Brands,” stated John Celenza, Cizzle Brands CEO. “Our core business fundamentals and operational expansion are accelerating rapidly. By aligning our share structure with U.S. exchange standards, we are taking the necessary steps to increase U.S. market liquidity, attract institutional capital, and build long-term, sustainable equity value for our shareholders.”

About Cizzle Brands Corporation

Cizzle Brands Corporation is a vertically integrated sports nutrition company that is elevating the game in health and wellness. Through extensive collaboration and testing with leading athletes and trainers across several sports, Cizzle Brands has launched three game-changing brands: (i) CWENCH Hydration™, a better-for-you sports drink that is now carried in over 6,900 locations in Canada, the United States, and Europe; (ii) Spoken™ Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification; and (iii) HappiEats™, upgrading everyday eats with high-performance foods such as Sport Pasta™ and SnakStars™ Sport Bites. It also owns and operates The CWENCH Hydration Factory, a manufacturing facility that produces CWENCH Hydration and other leading beverage brands in Tetra Pak packaging. All Cizzle Brands products are designed to help people of all ages achieve their best in competitive sports and in living a healthy, vibrant, active lifestyle.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict, including the risk that final approval of the U.S. Listing is not obtained from the applicable U.S. national securities exchange. Further, certain forward-looking statements, such as those are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risk Factors and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risk Factors and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Forward-looking statements contained in this announcement are made as of this date, and Cizzle Brands Corporation undertakes no duty to update such information except as required under applicable law.

Neither Cboe nor its Regulation Services Provider (as that term is defined in the policies of Cboe) accepts responsibility for the adequacy or accuracy of this release.

For more information about Cizzle Brands, please visit: https://www.cizzlebrands.com/

For more information about CWENCH Hydration™, please visit:

https://www.cwenchhydration.com

For more information about Spoken™ Nutrition, please visit: https://www.spokennutrition.com

For more information about HappiEats™, please visit: https://www.myhappieats.com

On behalf of the Board of Directors of the Company,

CIZZLE BRANDS CORPORATION

“John Celenza”

John Celenza, Founder, Chairman, and Chief Executive Officer

For further information, please contact:

Setti Coscarella

Head of Corporate Development

investors@cizzlebrands.com

1-844-588-2088